

September 20, 2023

Diego Rivas
Chief Financial Officer
Grupo Financiero Galicia SA
Tte. Gral. Juan D. Peron 430, 25th Floor
C1038 AAJ - Buenos Aires, Argentina

> **Re: Grupo Financiero Galicia SA**
> **Form 20-F**
> **Filed April 24, 2023**
> **File No. 000-30852**

Dear Diego Rivas:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F filed April 24, 2023

B.4 Selected Statistical Information
viii) Loss Experience, page 72

1. We note the material adjustments in the changes in the loss allowance tables on page 72 presented as "Inflation effect". Please provide us an accounting analysis detailing what these adjustments represent, the specific IFRS guidance that supports the adjustments, where the offsetting amounts are recognized, and how the adjustments were measured. Specifically tell us if the loss allowance is a monetary item under IAS 29 and whether the adjustments represent the restatement of the opening balances. Please revise future filings to explain more clearly what this adjustment represents and provide additional information in your accounting policies to explain why it was recognized.

2. Please tell us and revise future filings to disclose whether your financial statements are based on a historical cost approach or a current cost approach. Refer to IAS 29.39(b) for

guidance.

Note 23 - Deposits, page F-51

3. Please tell us and revise future filings to disclose the information required by Item 1406(e) of Regulation S-K.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Shannon Davis at (202) 551-6687 or Michael Volley at (202) 551-3437 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance